UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Fluidigm Corp.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

34385P108
(CUSIP Number)

February 24, 2022
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 34385P108	SCHEDULE 13G	Page 2 of 8

1	NAME OF REPORTING PERSON North Sound Trading, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
5	SOLE VOTING POWER 2,500,000
6	SHARED VOTING POWER 0
7	SOLE DISPOSITIVE POWER 2,500,000
8	SHARED DISPOSITIVE POWER 0
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,500,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.2%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 34385P108	SCHEDULE 13G	Page 3 of 8

1	NAME OF REPORTING PERSON North Sound Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,500,000
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,500,000
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,500,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.2%
12	TYPE OF REPORTING PERSON IA, CO

CUSIP No. 34385P108	SCHEDULE 13G	Page 4 of 8

1	NAME OF REPORTING PERSON Brian Miller
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,375,000
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 4,375,000
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,375,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 34385P108	SCHEDULE 13G	Page 5 of 8

ITEM 1.	(a)	Name of Issuer:

Fluidigm Corp. (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices:
2 Tower Place, Suite 2000 South San Francisco, CA, 94080

ITEM 2.	(a)	Name of Person Filing:

This statement is being filed on behalf of each of the following persons (each, a “Reporting Person” and, collectively, the “Reporting Persons”):

(1)          North Sound Trading, LP

(2)          North Sound Management, Inc.

(3)          Brian Miller

(b)

Address of Principal Business Office, or if none, Residence:

The principal business address for each of the Reporting Persons is:

c/o North Sound Management, Inc.

115 East Putnam Avenue

Greenwich, CT 06830

	(c)	Citizenship:

See row 4 of the cover page of each Reporting Person.

	(d)	Title of Class of Securities:

See cover page.

	(e)	CUSIP Number:

See cover page.

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO §240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

Not applicable.

ITEM 4.	OWNERSHIP.

(a)

Amount beneficially owned:

See row 9 of the cover page of each Reporting Person.

As the general partner of North Sound Trading (“NST”), North Sound Management (“NS Management”) may be deemed to beneficially own the shares held by NST and NSV.  Mr. Miller is the sole owner of NS Management and may be deemed to beneficially own the shares beneficially owned by NS Management.

(b)

Percent of class:

See row 11 of the cover page of each Reporting Person.

The calculations of beneficial ownership percentage is based on 76,919,287 shares of Common Stock issued and outstanding as of January 31, 2022, as reported in the Issuer’s definitive proxy statement filed with the Securities and Exchange Commission on February 24, 2022.

CUSIP No. 34385P108	SCHEDULE 13G	Page 6 of 8

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: See row 5 of the cover page of each Reporting Person.

(ii) Shared power to vote or to direct the vote: See row 6 of the cover page of each Reporting Person.

(iii) Sole power to dispose or to direct the disposition of: See row 7 of the cover page of each Reporting Person.

(iv) Shared power to dispose or to direct the disposition of: See row 8 of the cover page of each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.	CERTIFICATION.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. 34385P108	SCHEDULE 13G	Page 7 of 8

Exhibit Index

Exhibit No.	Description

99.1	Joint Filing Agreement, dated March 7, 2022, among North Sound Trading LP, North Sound Management, Inc., and Brian Miller.

CUSIP No. 34385P108	SCHEDULE 13G	Page 8 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 7, 2022

NORTH SOUND TRADING, LP

By: North Sound Management, Inc., its
general partner

By:	/s/ Brian Miller
	Name:	Brian Miller
	Title:	President

NORTH SOUND MANAGEMENT, INC.

By:	/s/ Brian Miller
	Name:	Brian Miller
	Title:	President

/s/ Brian Miller
Brian Miller